UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2026

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-36820

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic plc
Building Two, Parkmore Business Park West
Galway, Ireland

Required Information

1.    Medtronic Savings and Investment Plan Financial Statements at April 30, 2026 and 2025 and Supplemental Schedule at April 30, 2026

2.    Exhibit 23
Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC SAVINGS AND INVESTMENT PLAN

Dated: October 21, 2026	By:	/s/ Matt R. Walter
Matt R. Walter Senior Vice President, Human Resources, IT, and Global Communications & Corporate Marketing

Medtronic Savings and Investment Plan

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Medtronic Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Medtronic Savings and Investment Plan (the “Plan”) as of April 30, 2026 and 2025 and the related statement of changes in net assets available for benefits for the year ended April 30, 2026, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2026 and 2025, and the changes in net assets available for benefits for the year ended April 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at April 30, 2026 (“supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
October 21, 2026

We have served as the Plan’s auditor since 2023.

Medtronic Savings and Investment Plan
Statements of Net Assets Available for Benefits

	April 30
(in thousands)	2026	2025
Assets:
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 4)	$15,592,708	$13,396,586
Total investments	15,592,708	13,396,586

Receivables:
Employer contributions	185,910	212,218
Employee contributions	14,325	13,176
Notes receivable from participants	92,265	98,830
Total receivables	292,501	324,224

Net assets available for benefits	$15,885,209	$13,720,810

See accompanying notes to the financial statements.

Medtronic Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
(in thousands)	April 30, 2026
Additions:
Income:
Plan’s interest in the Medtronic, Inc. Master Trust Fund income	$3,098,615
Interest income on notes receivable from participants	7,890
Total income	3,106,505
Contributions:
Participant	522,656
Employer, net	324,045
Rollover	87,159
Total contributions	933,860
Total additions	4,040,365

Deductions:
Benefits paid	(1,329,922)
Total deductions	(1,329,922)

Net increase prior to transfers to other plans	2,710,444

Transfers to other plans (Note 1)	(546,045)

Net increase	2,164,399

Net assets available for benefits:
Beginning of year	13,720,810
End of year	$15,885,209

See accompanying notes to the financial statements.

Medtronic Savings and Investment Plan
Notes to Financial Statements (amounts in thousands)

1. Description of Plan
The following description of the Medtronic Savings and Investment Plan (also known as the “Medtronic 401(k) Plan”) (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
Amounts reported in thousands within this report are computed based on exact amounts, and therefore, the sum of the components may not equal the total amount reported in thousands due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
General and Eligibility
The Plan is a contributory defined contribution plan of Medtronic, Inc. (the Company). The Plan seeks to assist employees in increasing retirement savings and financial security upon retirement. The Plan has four components: (i) a component related to participant elective deferrals under Internal Revenue Code (IRC) Section 401(k) and Company cash matching contributions under IRC Section 401(m) (401(k) Component), which prior to May 1, 2012 was referred to as the Supplemental Retirement Plan (SRP) component, (ii) an Employee Stock Ownership Plan (ESOP) component, which included matching contributions for the 401(k) Component (previously referred to as SRP) and non-matching allocations of employer stock until April 30, 2005, (iii) a Personal Investment Account (PIA) component related to additional employer contributions to a retirement account for participants in the Plan prior to January 1, 2016, and (iv) a Medtronic Core Contribution (MCC) component related to additional employer contributions to a retirement account for participants who joined the Plan on or after January 1, 2016. Participants in the Plan prior to January 1, 2016 or certain rehired employees prior to July 1, 2020 must have previously elected to participate in the PIA or were automatically enrolled in other Company benefit programs.
Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full- or part-time employees are eligible to receive contributions after completing one year of service in a consecutive 12-month period, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Administration of Plan Assets
The Qualified Plan Committee (the Committee or the Plan Administrator) of the Company monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Plan Administrator. Fidelity Workplace Services, LLC (the Recordkeeper) serves as Recordkeeper for the Plan. The Recordkeeper provides participant services, education, and communication services. The Recordkeeper also maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document.
Master Trust
The investments of the Plan, along with investments of the Medtronic Puerto Rico Employees' Savings and Investment Plan, are pooled for investment purposes in the Medtronic, Inc. Master Trust Fund (the Master Trust), also known as the Medtronic Defined Contribution Plan Master Trust, under custody of the Trustee.
Transfers to Other Plans
In May 2025, the Company announced its intent to separate the Diabetes Business, with the intention to create a new independent, publicly traded company, MiniMed Group, Inc. (MiniMed). On March 9, 2026, MiniMed completed an initial public offering (the IPO). On October 15, 2026, the Company completed its separation of MiniMed through an exchange offer.
In connection with the formation of MiniMed, certain Company employees were transferred to MiniMed. As a result $546,045 thousand of assets were transferred out of the Plan and the Master Trust and is reflected as Transfers to other plans within the Statement of Changes in Net Assets Available for Benefits.

Contributions
401(k) Component
Participant contributions are made to the Plan through payroll deductions into their 401(k) Employee Contribution Accounts. Participating employees may contribute 2% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions and may make Roth (after-tax) elective deferrals to the Plan, subject to statutory limits. Newly hired eligible employees are automatically enrolled in the 401(k) Component of the Plan at a pre-tax contribution rate of 6% of their eligible compensation, unless otherwise elected by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will increase annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the 401(k) Component of the Plan have the option to opt out within the 60 days prior to automatic enrollment. Participants who are age 50 or older by the end of the calendar year are eligible to make additional 401(k) catch-up contributions above the regular annual contribution limit. Beginning January 1, 2025, participants ages 60 through 63 are eligible for an enhanced “super catch-up” contribution. For 2026, the “super catch-up" limit is $11,250. Beginning January 1, 2026, participants who are age 50 or older and earned more than $150,000 in Federal Insurance Contribution Act wages during the prior calendar year are required to make their 401(k) catch-up contributions as Roth contributions.
Participants direct their contributions into various investment options offered by the Plan, which consist of Company ordinary shares, a self-directed brokerage option, and managed accounts comprised of collective trusts, mutual funds, and fully benefit-responsive investment contracts. The participants may change their investment decisions at any time by contacting the Recordkeeper. However, any funds exchanged out of the fully benefit-responsive investment contract managed account (Medtronic Capital Preservation Fund) must remain invested in another investment alternative for a period of at least three months before being moved into the treasury inflation protected managed account (Medtronic Inflation Protection Fund).
Employer matching contributions are based on each participant's 401(k) Component contributions, up to 6% of eligible compensation, and are made each pay period in the amount of 50% of these contributions. Beginning January 1, 2026, qualified student loan payments are eligible for employer matching contributions, up to Plan limits, even if the participant does not make direct contributions to the 401(k) Plan. At the end of the plan year, the Company may make an additional matching contribution for each dollar participants contribute, up to 6% of eligible compensation (True-Up Contribution). The True-Up Contribution is based upon the achievement of certain Medtronic plc performance goals and is made at the discretion of the Company. Participants must be employed by the Company on the last day of the plan year in order to receive the True-Up Contribution, if any. This employment requirement does not apply to those participants that prior to the year ended April 30 have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. Company matching contributions are allocated into the same investments as elective contributions. For the year ended April 30, 2026, the Company made a True-Up Contribution in the amount of 6.2% of the participant contributions not to exceed 6% of eligible compensation. The Company’s matching cash contributions, including True-Up contributions, to participants’ 401(k) Component accounts were $172,753 thousand, net of forfeitures for the year ended April 30, 2026.
ESOP
Prior to May 1, 2005, participants received employer matching 401(k) Component contributions into their ESOP Employer Match Accounts in the Plan and received an annual employer contribution to their ESOP Regular Accounts in the Plan. These ESOP contributions were made in shares of Medtronic, Inc. common stock. On January 26, 2015, Medtronic, Inc. common stock was converted to Medtronic plc ordinary shares. Refer to the "General and Eligibility" section for additional information. Participants may diversify ESOP accounts to any of the 401(k) Component investment choices at any time. At April 30, 2026 and 2025, the balance of the ESOP accounts was $145,584 thousand and $163,062 thousand, respectively.
Stock Fund
Prior to June 22, 2018, participants were allowed to contribute 401(k) funds into a designated fund only in Medtronic plc stock (Medtronic plc Stock Fund). Participants may diversify Medtronic plc Stock Fund accounts to any of the 401(k) Component investment choices at any time. At April 30, 2026 and 2025, the balance of the Medtronic plc Stock Fund accounts was $235,772 thousand and $274,910 thousand, respectively.

PIA
The Company contributes an amount equal to 5% of eligible compensation to those participants electing the PIA. PIA contributions are allocated into the same investments as elective contributions. Contributions made by the Company are allocated to the participants' PIA following the last day of the year ended April 30 and are based upon eligible compensation, as defined, for the year ended April 30. Beginning in the 2013 plan year, only participants that are employees of the Company as of the last day of the plan year are eligible for these contributions. This employment requirement does not apply to those participants that prior to year ended April 30 have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. For the year ended April 30, 2026, the Company contributed $36,538 thousand through the PIA.
Effective January 1, 2016, the PIA option is no longer offered to new hires. Participants prior to January 1, 2016 and rehired employees prior to July 1, 2020 who previously elected PIA were grandfathered into the Plan and will continue to receive the benefits.
MCC
For participants hired on or after January 1, 2016 or rehired after June 30, 2020, and employees previously employed by Covidien, the Company contributes an amount equal to 3% of eligible compensation to participant accounts. MCC contributions are allocated into the same investments as elective contributions. Contributions made by the Company are allocated to the participants' MCC following the last day of the year ended April 30 and are based upon eligible compensation for the year ended April 30. Only participants that are employees of the Company as of the last day of the plan year are eligible for these contributions. This employment requirement does not apply to those participants that prior to year ended April 30 have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. For the year ended April 30, 2026, the Company contributed $114,754 thousand through the MCC.
Rollover Contributions
Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).
Vesting and Forfeitures
Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the 401(k) Component, ESOP, PIA and MCC, active participants vest in Company contributions, including earnings and losses thereon, after completion of three years of service. Participants hired prior to January 1, 2016, vest in Company contributions under the 401(k) Component, ESOP, PIA and MCC, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after three years. Participants also become fully vested upon attaining age 62, death, total disability, termination of the Plan, or complete discontinuance of employer contributions.
Nonvested account balances of terminated employees are forfeited. Forfeited employer contributions are restored if a previously terminated employee returns to the Company within five years of termination. The balances of forfeited nonvested accounts at April 30, 2026 and 2025 were $17,173 thousand and $10,756 thousand, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to pay any reasonable administrative expenses of the Plan or reduce employer contributions. During the year ended April 30, 2026, forfeited nonvested accounts of $8,062 thousand and $333 thousand were used by the Plan Administrator for reducing employer contributions and administrative expenses, respectively.
Distributions
Active participants may request a partial or total cash withdrawal of their after-tax contributions account and rollover contributions account at any time. Additionally, active participants who have attained age 59½ may request a partial or total cash withdrawal of their 401(k) Component Employee Contribution Account, but are not allowed to take withdrawals from their ESOP accounts, PIA, MCC or 401(k) Component Employer Match Accounts until retirement or termination of employment.
Upon termination or retirement, participants must take a complete distribution if the value of the participant’s vested account is $1 thousand or less. If the value of the participant's vested account is greater than $1 thousand, but less than or equal to $7 thousand, and the participant does not provide direction on the distribution, the Trustee will automatically establish an individual retirement account for the distribution. If the value of the participant’s vested account is greater than $7 thousand, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Upon reaching age 55 prior to the date of retirement or termination, participants may also elect to receive the balance in a series of payments. Participant funds invested in Medtronic plc ordinary shares may be taken in-kind or as cash.
Active participants may take hardship withdrawals from their 401(k) Component Employee Contribution Account if they incur immediate and severe financial needs (as defined in the Plan document) that cannot be met through other available sources in the Plan, including available note provisions. Hardship withdrawals cannot be taken from a Participants’ 401(k) Component Employer Match Account, ESOP accounts, the PIA, or the MCC. The amount of hardship withdrawal cannot exceed the amount of the financial need plus an additional amount to cover taxes and any anticipated penalties. The hardship withdrawal is taxed upon distribution with a 10% penalty tax imposed. For hardship requests made on or after January 1, 2021, expenses and losses (including the loss of income) incurred by employees on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, provided that the employee’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster, are eligible for withdrawal.
Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic plc ordinary shares in-kind or as cash. Any fraction of a share of stock is paid in cash.
Notes Receivable from Participants
Participants may have two outstanding notes at a time, as described below, and are able to borrow up to 50% of their vested account balance in the participant’s 401(k) Component accounts not to exceed the maximum note amount of $50 thousand. The notes may only be distributed from the participant's 401(k) Component balance. The minimum note amount is $1 thousand. Participants are limited to one general purpose note and one primary residence note outstanding at a time. Notes are repaid through payroll deductions in equal amounts, typically over one to five years for a general purpose note or 15 years for a primary residence note. The notes are collateralized by the balance in the participant’s account. The interest rate on new loans is calculated as one percentage point above the prime rate as reported by Reuters on the 15th date of the month prior to the first day of the month to which it is to apply. At April 30, 2026, notes receivable from participants were due at various dates through April 2041, with interest rates ranging from 3.25% to 9.50%. At April 30, 2025, notes receivables from participants were due at various dates through April 2040, with interest rates ranging from 3.25% to 9.50%.
Plan Termination
The Plan provides that the Board of Directors of the Company is able to terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements
Recently Adopted
For the year ended April 30, 2026, there were no newly adopted accounting pronouncements that had a material impact on the Plan.
Investment Valuation and Investment Income Recognition
The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts within the Medtronic Capital Preservation Fund, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Notes 3 and 4 for discussion of fair value measurements.
Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were sold during the year, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value at year-end.
Investment Contracts
The Master Trust, through its investment in the Medtronic Capital Preservation Fund, invests in fully benefit-responsive investment contracts, including both traditional guaranteed investment contracts (GICs) and synthetic GICs. The Medtronic Capital Preservation Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.
The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit-responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.
A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed-income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GICs are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically (usually either monthly or quarterly), but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.
Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
As traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Traditional GICs and synthetic GICs are measured at contract value, as discussed above. The Plan's fully benefit-responsive investments are included in the Master Trust. As of April 30, 2026, traditional GICs and synthetic GICs held in the Master Trust were $17,805 thousand and $436,031 thousand, respectively. As of April 30, 2025, traditional GICs and synthetic GICs held in the Master Trust were $23,637 thousand and $486,522 thousand, respectively.
Contributions
Contributions from Plan participants and the related employer contributions are recorded in the year in which the employee contributions are earned from compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Participants with notes pay an origination fee from their respective Plan accounts. No allowance for credit losses was recorded at April 30, 2026 and April 30, 2025. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be an actual distribution, the participant loan balance is reduced to zero and a benefit payment is recorded.
Administrative Expenses
Plan expenses are generally paid by the Master Trust and are reflected in the Plan’s interest in the Medtronic, Inc. Master Trust Fund income on the Statement of Changes in Net Assets Available for Benefits. Plan expenses may also be paid for by the Company, and such expenses are excluded from these financial statements. Plan expenses consist of trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment-related expenses are included in net appreciation in fair value of the Master Trust investments.

Payment of Benefits
Benefit payments are recorded upon distribution.
Risks and Uncertainties
The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks, relating to macroeconomic and geopolitical factors. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the Statements of Net Assets Available for Benefits at April 30, 2026 and 2025.
Concentration of Market Risk
Approximately 2.4% and 3.2% of the Plan’s assets were invested in ordinary shares of Medtronic plc at April 30, 2026 and April 30, 2025, respectively. The underlying value of the Medtronic plc Stock Fund and the Medtronic ESOP Fund are entirely dependent on the performance of Medtronic plc and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic plc ordinary shares could materially affect participants’ account balances and the amounts reported on the Statements of Net Assets Available for Benefits at April 30, 2026 and 2025.
3. Fair Value Measurements
The Plan follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and nonrecurring basis. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:
•Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Inputs are unobservable for the asset or liability.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at April 30, 2026 and 2025.
Registered investment companies: Valued at net asset values (NAV) which are publicly reported. The net asset values are determined by the fund at the close of regular trading.
Medtronic plc Stock Fund and Medtronic ESOP Fund: The Medtronic plc Stock Fund and Medtronic ESOP Fund are both invested in Medtronic plc ordinary shares, which are measured at fair value. The shares are valued at the closing price reported in the active market in which the individual security is traded and are therefore categorized as Level 1 investments.
Self-directed brokerage account: The self-directed brokerage account is comprised of mutual funds, which are valued at the NAV reported by the managers of the funds, typically determined at the close of regular trading.
Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables provide information, by level, for investments in the Master Trust that are measured at fair value on a recurring basis:

	Assets at Fair Value at April 30, 2026
(in thousands)	Total	Level 1	Level 2	Level 3	NAV Practical Expedient(1)
Registered investment companies	$36,444	$36,444	$—	$—	$—
Medtronic plc Stock Fund and ESOP Fund	385,076	385,076	—	—	—
Self-directed brokerage account	978,781	978,781	—	—	—
Collective trusts	14,131,375	—	—	—	14,131,375
Total investments in Master Trust, at fair value	$15,531,676	$1,400,301	$—	$—	$14,131,375

	Assets at Fair Value at April 30, 2025
(in thousands)	Total	Level 1	Level 2	Level 3	NAV Practical Expedient(1)
Registered investment companies	$43,948	$43,948	$—	$—	$—
Medtronic plc Stock Fund and ESOP Fund	441,914	441,914	—	—	—
Self-directed brokerage account	779,840	779,840	—	—	—
Collective trusts	11,993,984	—	—	—	11,993,984
Total investments in Master Trust, at fair value	$13,259,686	$1,265,702	$—	$—	$11,993,984
(1)Certain investments are measured at NAV per share (or its equivalent) as a practical expedient and are included above to permit reconciliation to total investments in the Master Trust at fair value.
The table above excludes the Medtronic Capital Preservation Fund, which is comprised of fully benefit-responsive investment contracts that as of April 30, 2026 and 2025 had contract values of $453,836 thousand and $510,159 thousand, respectively. As discussed within Note 2, fully benefit-responsive contracts are measured at contract value. Refer to Note 4 for further information around the investments within the Medtronic Capital Preservation Fund.
The following table summarizes the Master Trust investments measured at fair value based on NAV as a practical expedient:

	Fair Value at April 30		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
(in thousands)	2026	2025
Collective trusts	$14,131,375	$11,993,984	(1)	(1)	(1)
(1)Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.
4. Plan’s Interest in the Medtronic, Inc. Master Trust Fund
Certain assets of the Plan are invested in the Master Trust, which also includes certain assets of the Medtronic Puerto Rico Employees’ Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust.

The Master Trust holds the investments of the Plan, which consist of Company ordinary shares, a self-directed brokerage option, and managed accounts comprised of collective trusts, mutual funds, and fully benefit-responsive investment contracts. The investments in the Medtronic Capital Preservation Fund consist of traditional GICs issued by financial institutions, synthetic investment contracts issued by financial institutions, and money market securities. The synthetic investment contracts are backed by investment-grade, fixed-income securities, and bond mutual funds. Refer to Note 3 for additional discussion on the types of funds held within the Master Trust.
The following table summarizes investment balances for the Plan's specific interest in the Master Trust, as well as total investments in the Master Trust, at April 30, 2026 and 2025:

	Plan's Interest in Master Trust		Total Master Trust Assets
(in thousands)	April 30, 2026	April 30, 2025	April 30, 2026	April 30, 2025
Investments, at fair value:
Collective trusts	$13,770,801	$11,657,482	$14,131,375	$11,993,984
Registered investment companies	33,556	40,761	36,444	43,948
Medtronic plc Stock Fund and Medtronic ESOP Fund	381,355	437,971	385,076	441,914
Self-directed brokerage account	977,245	777,608	978,781	779,840
Total investments at fair value	15,162,957	12,913,822	15,531,676	13,259,686

Investments, at contract value:
Medtronic Capital Preservation Fund	429,751	482,765	453,836	510,159
Total investments at contract value	429,751	482,765	453,836	510,159

Total investments	$15,592,708	$13,396,586	$15,985,512	$13,769,845
Net appreciation and investment income in the Medtronic, Inc. Master Trust Fund net assets is as follows:

Year Ended
(in thousands)	April 30, 2026
Investment income:
Net appreciation in fair value of investments	$3,171,797
Dividends on Medtronic plc ordinary shares	13,375
Interest and dividends	739
Total investment gain, net	$3,185,911
The net appreciation in the fair value of the Master Trust investments for the year ended April 30, 2026, includes realized gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, related to all investments reported at fair value above. The Medtronic Capital Preservation Fund is reported at contract value. See Note 3 for further information regarding fair value measurements.
5. Related Party Transactions and Party-In-Interest Transactions
Fidelity is a party-in-interest with respect to the Plan as they are the Trustee and the Recordkeeper of the Plan. Transactions between these parties and the Plan are allowed by the Plan and the IRC.
In addition, as previously noted, the Master Trust invests in the ordinary shares of Medtronic plc. During the year ended April 30, 2026, the Master Trust made purchases of $14,553 thousand and sales of $57,257 thousand of the Company's ordinary shares. The Plan's investment in ordinary shares of Medtronic plc at April 30, 2026 and 2025 was $381,355, and $437,971, respectively.
Lastly, at April 30, 2026 and 2025, the Plan had notes receivable from participants of $92,265 thousand and $98,830 thousand, respectively.

All of these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.
6. Tax Status
The Plan received a favorable determination letter, effective October 22, 2014, from the Internal Revenue Service (IRS). The IRS has determined that the Plan and the related trust are designed in accordance with the applicable sections of the IRC and are, therefore, exempt from income taxes. Although the Plan document that the IRS reviewed in issuing its most recent determination letter has since been amended and restated, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2022.
7. Reconciliation of Financial Statements to Form 5500
The reconciliations below do not include financial statement line items that directly correspond to line items reported in the Form 5500. The following is a reconciliation of net assets available for benefits on the financial statements to the Form 5500 as of April 30, 2026 and April 30, 2025:

	April 30, 2026
(in thousands)	Amounts per Financial Statements	Change in deemed loans with no post-default payments	Amounts per Form 5500
Notes receivable from participants	$92,265	$(1,682)	$90,583
Net assets available for benefits	15,885,209	(1,682)	15,883,527

	April 30, 2025
(in thousands)	Amounts per Financial Statements	Change in deemed loans with no post-default payments	Amounts per Form 5500
Notes receivable from participants	$98,830	$(1,432)	$97,398
Net assets available for benefits	13,720,810	(1,432)	13,719,378

The following is a reconciliation of the differences on the financial statements to the Form 5500 for the year ended April 30, 2026:

	Year Ended April 30, 2026
(in thousands)	Amounts per Financial Statements	Change in deemed loans with no post-default payments	Amounts per Form 5500
Interest income on notes receivable from participants	$7,890	$(90)	$7,800
Total additions	4,040,365	(90)	4,040,275
Benefits paid to participants	(1,329,922)	(160)	(1,330,081)
Total deductions	(1,329,922)	(160)	(1,330,081)
Net increase in net assets available for benefits prior to transfers	2,710,444	(250)	2,710,194
8. Subsequent Events
Subsequent events have been evaluated through October 21, 2026, the date this report was issued. There have been no material subsequent events to report.

SUPPLEMENTAL SCHEDULE REQUIRED BY ERISA

Supplemental Schedule Required by ERISA
Medtronic Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2026
EIN 41-0793183
Plan Number 005
(in thousands)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan's interest in Medtronic, Inc. Master Trust Fund		**	$15,592,708
*	Notes receivable from participants	Interest at 3.25% to 9.50%	$—	90,583
				$15,683,291

*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant directed investments.